Gray Television, Inc.
4370 Peachtree Road NE Atlanta, GA 30319
Phone: 404-504-9828 Fax: 404-261-9607
June 12, 2009
VIA ELECTRONIC TRANSMISSION
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gray Television, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for the quarter ended March 31, 2009 filed May 8, 2009 File No. 001-13796
Dear Mr. Spirgel:
Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 14, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (the “Company”) for the fiscal year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
We are writing to respond to the comments contained in the Comment Letter. To facilitate your review of our replies, we have incorporated the Staff’s original comments immediately above our replies.
The Staff’s comments generally request that we provide additional information to supplement our previously filed disclosures. We believe that our previously filed disclosures were accurate. However, after considering the Staff’s comments, we will provide additional disclosures that will enhance our future filings. Beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009, we propose to incorporate these enhanced disclosures and will update them as necessary in subsequent periods.

Comment #1:
Form 10-K for the Year Ended December 31, 2008
Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 33
General
1. The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management’s discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, please discuss how current economic conditions are likely to impact you. As another example, discuss whether the events that accelerated in the fourth quarter of 2008, as disclosed on page 36 under “Impairment of goodwill and broadcast licenses,” are likely to continue and how they may impact your financial condition and operating performance in future periods.
Reply to Comment #1:
Prospectively, beginning with the filing of our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009, we will expand our management discussion and analysis to provide more detailed and quantitative analysis, to the extent practical, of known material trends or uncertainties such as, our current view on the impact of the general economic recession, the impact of the Chrysler and/or General Motors bankruptcy filings and announced closure of dealerships.

Gray Television, Inc.	Page 2 of 19

Comment #2:
Form 10-K for the Year Ended December 31, 2008
Results of Operations, page 36
2.	We note that, due to the reasons described in your discussion of results of operations on page 36, you took significant goodwill and broadcast license impairment charges, during the fourth quarter of 2008. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charges. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the impairment charges. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections,
Reply to Comment #2:
In our future Quarterly Report on Form 10-Q for the quarter ending June 30, 2009, we propose to disclose in critical accounting policies our impairment charge’s impact on our future operating results and liquidity. To the extent we record impairment charges in future periods, we will also expand our disclosure in critical accounting policies and management’s discussion and anlysis of future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, in part, with substantially similar disclosure as in the example immediately below.
Example of enhanced disclosure to be included in our Form 10-Q for the quarter ended June 30, 2009:
     These non-cash impairment charges do not have any direct impact on our liquidity, compliance with any covenants under our debt agreements or potential future results of operations. Our historical operating results may not be indicative of our future operating results. However, the future ten year discounted cash flow analysis which fundamentally supports these impairment charges did reflect assumptions relating to the impact of the current general economic recession and dislocation of the credit markets. For purposes of our impairment testing in 2008 compared to 2007, the impact of the current general economic recession caused us to lower our assumptions of the overall advertising revenues available in each of our markets throughout our ten year projection period which in turn caused us to lower our assumptions for individual television stations’ revenues, operating cash flow margins and net cash flows accordingly. The current general economic climate has also caused us to assume that the general economic conditions would begin a gradual recovery in 2010 but that future growth rates in advertising revenues would be lower than rates assumed in previous years. In addition, the current dislocation in the credit markets caused us to increase our assumed discount rate to 10.5% for valuing broadcast licenses and 11.5% for valuing goodwill in comparison to the 8% discount rate used to value both broadcast licenses and goodwill in 2007.

Gray Television, Inc.	Page 3 of 19

Comment #3:
Form 10-K for the Year Ended December 31, 2008
     Liquidity and Capital Resources, page 39
3.	Please revise to state, if true, that current cash balances, cash flows from operations and any available funds under the revolving credit line of your senior credit facility will be adequate to provide for your capital expenditures, debt service, and working capital requirements within twelve months of the balance sheet date. Additionally, as presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short-term and long-term (in excess of the next twelve months) cash requirements. Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management. In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that contribute to uncertainties or variability in your cash flows. For example, discuss why you amended your senior credit facility and the impact of the less favorable terms. As another example, discuss why you chose not to pay dividends on the Series D Perpetual Preferred Stock (and thus, upon your common stock and Class A common stock) and quantify the financial consequences, including, but not limited to, incremental cash outflows arising from, increased dividends on your Series D Perpetual Preferred Stock if unpaid for three consecutive quarters and discuss the potential consequences of continuing arrearages. In this regard, we note that you “can provide no assurances when any future cash payments will be made on any accumulated and unpaid Series D Perpetual Preferred Stock cash dividends presently in arrears or that become in arrears in the future.” Refer to Section IV of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at www.sec.gov/rules/interp/33 -8350 .htm.
Reply to Comment #3:
In future filings, we propose to expand our disclosures contained in liquidity and capital resources as indicated in the example below.
In addition, we will expand our discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide our investors with a clearer view of our liquidity and capital resource needs as well as describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future.
Proposed revisions to the original text are emphasized in bold face type.

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Example of enhanced disclosure to be included in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:
     We believe that current cash balances, cash flows from operations and any available funds under the revolving credit line of our senior credit facility will be adequate to provide for our capital expenditures, debt service and working capital requirements through June 30, 2010 presuming we maintain compliance with our senior credit facility leverage ratio covenant. Our senior credit facility contains restrictive covenants that include a leverage ratio test. As of June 30, 2009, we are in compliance with all covenants under the senior credit facility. In the future, if we are unable to maintain compliance with these covenants, including the leverage ratio test, we would use reasonable efforts to seek an amendment or waiver to our senior credit facility. However, in such circumstances, we could provide no assurances that any amendment or waiver would be obtained nor of its terms. In the future, if we are unable to obtain any required waivers or amendments, we would be in default under the senior credit facility and any such default could allow a majority of the lenders to demand an acceleration of the repayment of all outstanding amounts under our senior credit facility. Compliance with the leverage ratio covenant on or after March 31, 2010 will depend on the interrelationship of our ability to reduce outstanding debt and/or the results of our operations during the intervening future periods.
     The continuing general economic recession, including the significant decline in auto advertising, has adversely impacted our ability to generate cash from operations during the current period and the recent past. If these general economic trends do not begin to gradually improve, or if they should worsen, then our ability to maintain adequate liquidity and/or compliance with our leverage ratio covenant will come under increased pressure.
     On March 31, 2009, we amended our senior credit facility to increase the maximum ratio allowed under the leverage ratio covenant. Without this amendment, we would not have been in compliance with the leverage ratio covenant and such noncompliance would have caused a default under the agreement. This amendment increased our cash interest rate by 2% per annum (200 basis points) and beginning April 1, 2009 requires an additional 3% per annum (300 basis point) facility fee. Our senior credit facility is comprised of a revolving loan and a term loan. For the period beginning April 4, 2009 and ending April 30, 2010, the annual facility fee for the term loan and the revolving loan will accrue and be payable on the respective term loan and revolving loan maturity dates. For the period beginning after April 30, 2010 and for the remaining term of the senior credit facility, the annual facility fee will be payable in cash on a quarterly basis and interest will accrue at an annual rate of 6.5% on the facility fee balance accrued as of April 30, 2010.
     We did not fund the Series D Perpetual Preferred Stock cash dividend payments due on or after January 15, 2009 that have accumulated since the fourth quarter of 2008. Such deferral of dividend payments is allowable under the terms of the Series D Perpetual Preferred Stock. If three consecutive cash dividends payments with respect

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to the Series D Perpetual Preferred Stock remain unfunded, the dividend rate will increase from 15% per annum (or $15 million) to 17% per annum (or $17 million). While any Series D Perpetual Preferred Stock dividend payments are in arrears, we are prohibited from repurchasing, declaring and/or paying any cash dividend with respect to any equity securities having liquidation preferences equivalent to or junior in ranking to the liquidation preferences of the Series D Perpetual Preferred Stock including our common stock and Class A common stock. We can provide no assurances when any future cash payments will be made on any accumulated and unpaid Series D Perpetual Preferred Stock cash dividends presently in arrears or that become in arrears in the future. The Series D Perpetual Preferred Stock has no mandatory redemption date but may be redeemed at the stockholders’ option on or after June 30, 2015. The deferral of paying cash dividends on our Series D Perpetual Preferred Stock and the corresponding suspension of paying cash dividends on our common and Class A common stock was made to reallocate cash resources to support our ability to pay increased interest costs and/or fees associated with the amendment to our senior credit facility.
     Under the revolver portion of our amended senior credit facility, the maximum credit available under the facility is $50.0 million. The amount that we can draw upon the revolver is limited by the restrictive covenants of our senior credit facility. As of June 30, 2009 and December 31, 2008, we could have drawn [$x.x] million and $12.3 million, of the $50 million maximum amount under the amended agreement.

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Comment #4:
Form 10-K for the Year Ended December 31, 2008
Valuation of Broadcast Licenses, page 46
4.	We note your statement that “applying the income approach to value broadcast licenses originally valued using a residual method may place a greater possibility of future impairment charges on those broadcast licenses due to the inherent miss-match of the fundamental assumptions between the current valuation method (a hypothetical start-up value) in comparison to the method utilized to first establish the initial value of the broadcast license (a mature station’s residual enterprise value).” Please tell us and disclose if a significant portion of the impairment charges were attributed to those licenses.
Reply to Comment #4:
In our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we propose to disclose additional information in critical accounting policies.
Proposed revisions to the original text are emphasized in bold face type.
Example of enhanced disclosure to be included in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:
     As of December 31, 2008, we recorded an impairment charge to our broadcast licenses of $240.1 million (pre-tax) involving 23 of our television stations. Prior to January 1, 2002, acquired broadcast licenses were valued at the date of acquisition using a residual basis methodology. The book value of these broadcast licenses as of December 31, 2008 and 2007 was approximately $341.0 million and $470.7 million, respectively. The pre-tax impairment charge recorded as of December 31, 2008 for these broadcast licenses approximated $129.7 million. After December 31, 2001, acquired broadcast licenses were valued at the date of acquisition using an income approach that assumes an initial hypothetical start-up operation. This change in methodology was due to a change in accounting requirements. The book value of these broadcast licenses as of December 31, 2008 and 2007 was approximately $478.0 million and $588.4 million, respectively. The pre-tax impairment charge recorded as of December 31, 2008 for these broadcast licenses approximated $110.4 million.

Gray Television, Inc.	Page 7 of 19

Comment #5:
Form 10-K for the Year Ended December 31, 2008
L. Goodwill and Intangible Assets, pages 99-1-00
5.	We refer to your valuation of broadcast licenses. Describe your basis for deriving the discount rate and why you believe it is appropriate. It appears that it only reflects the cost of equity of a peer group of companies, based on your statement that it “reflects the volatility of stock prices of public companies within the media sector.”
Reply to Comment #5:
The discount rate used to value our broadcast licenses of 10.5% was based upon the after-tax rate determined using a weighted average cost of capital calculation for media companies. This calculation is a widely used method of determining a discount rate. In determining this discount rate, we considered estimates of the long-term mean market return, industry beta, corporate borrowing rate, average industry debt to capital ratio, average industry equity capital ratio, risk free rate and the tax rate. Accordingly, this is not reflective of simply the cost of equity. The weighted average cost of capital calculation produced an indicative rate approximating 10.5%.
We believe using a discount rate based on a weighted average cost of capital calculation for media companies is appropriate because it would be reflective of rates active participants in the media industry would utilize in valuing broadcast licenses.

Gray Television, Inc.	Page 8 of 19

Comment #6:
Form 10-K for the Year Ended December 31, 2008
L. Goodwill and Intangible Assets, pages 99-1-00
6.	We note that broadcast licenses accounted for 64% of total assets as of December 31, 2008. We further note the events that you reference on page 99, more specifically, the decline in advertising revenues in general and the decline in operating profit margins at some of your stations. As a result of your impairment test of your units of accounting as of December 31, 2008, you determined that a portion of your broadcast license balance was not impaired.

In light of the significance of your broadcast license balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of broadcast licenses. Specifically, we believe you should provide the following information to supplement your current disclosures:
•	Disclose the carrying value of the intangible asset for each unit of accounting.
Provide a discussion of the assumptions used by management in determining the fair value under the start-up method similar to that disclosed on page 100. When discussing the significant estimates and assumptions used in your valuation model you should also disclose the periods covered by your assumed cash flows.

Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.
•	Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your operating cash flow margins and a one percent increase in your discount rate,

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Gray Television, Inc.	Page 9 of 19

Reply to Comment #6:
In our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we propose to disclose additional information in critical accounting policies in response to the Staff’s comments above.
Respectfully, we do not believe disclosure of the individual carrying values of the units of accounting for each broadcast license is warranted in our filed reports. Such disclosure would involve listing 29 discreet carrying values and we believe would not enhance the overall disclosure in any meaningful way.
Example of enhanced disclosure to be included in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:
     A summary of the significant assumptions used in our impairment analysis of broadcast licenses and goodwill as of December 31, 2008 and 2007 is presented below. Following the summary of assumptions is a sensitivity analysis of those assumptions. Our reporting units, allocations of our broadcast licenses and goodwill and our methodologies were consistent as of both testing dates.
Summary:

	As of December 31,
	2008	2007
	(dollars in millions)
Pre-tax impairment charge:
Broadcast licenses	$240.1	$0.0
Goodwill	$98.6	$0.0

Significant assumptions:
Forecast period	10 years	10 years
Increase or (decrease) in market advertising revenue for projection year 1 compared to latest historical period (1)	(15.8)% to (2.3)%	9.7% to 26.1%
Positive or (negative) advertising revenue growth rate for forecast period (1)	1.1% to 3.4%	(2.6)% to (1.1)%
Operating cash flow margin:
Broadcast licenses	11.0% to 50.0%	9.7% to 58.7%
Goodwill	11.5% to 50.0%	9.7% to 58.7%
Discount rate:
Broadcast licenses	10.5%	8.0%
Goodwill	11.5%	8.0%

(1)	Assumptions relating to advertising growth rates can vary significantly from year to year depending on if the first year of the respective projection period is an even or odd numbered year reflecting the significant cyclical impact of political advertising in even numbered years. The 2007 analysis anticipated substantial increases in revenues for 2008. As a result, overall future revenue growth rates, throughout the projection period for each station, are low given

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the cyclical high starting point of these projections. Conversely, since the 2008 analysis anticipated cyclically low revenues for 2009, the subsequent growth rates are higher given this low starting point for the projections.

	Hypothetical increase
	in recorded impairment charge as
	of December 31, 2008
	Broadcast License	Goodwill
	(dollars in millions)
Hypothetical change:
A 100 basis point decrease in advertising revenue growth rate throughout the forecast period	$111.3	$22.7
A 100 basis point decrease in operating cash flow margin throughout the forecast period	$22.6	$3.6
A 100 basis point increase in the applicable discount rate	$107.2	$23.8
A 5% reduction in the fair value of broadcast licenses and enterprise values	$33.6	$8.1
A 10% reduction in the fair value of broadcast licenses and enterprise values	$69.3	$16.2
     These non-cash impairment charges do not have any direct impact on our liquidity, senior credit facility compliance or future results of operations. Our historical operating results may not be indicative of our future operating results. Our future ten year discounted cash flow analysis which fundamentally supports our 2008 impairment charges reflected assumptions relating to the impact of the current general economic recession and dislocation of the credit markets. As a result, we lowered our projected overall advertising revenues available in each of our markets throughout our ten year projection period and we in turn lowered our projections for individual television station revenues, operating cash flow margins and net cash flows for our impairment testing in 2008 compared to 2007. The current general economic climate has also caused us to assume that the general economic conditions would begin a gradual recovery in 2010 but that future growth rates in advertising revenues would be lower than rates assumed in previous years.
     In addition, the current dislocation in the credit markets caused us to increase our assumed discount rate to 10.5% for valuing broadcast licenses and to 11.5% for valuing goodwill in 2008 as compared to the 8% discount rate used to value both broadcast licenses and goodwill in 2007. The discount rates used in our impairment analysis were based upon the after-tax rate determined using a weighted average cost of capital calculation for media companies. In calculating the discount rates, we considered estimates of the long-term mean market return, industry beta, corporate borrowing rate, average industry debt to capital ratio, average industry equity capital ratio, risk free rate and the tax rate. We believe using a discount rate based on a weighted average cost of capital calculation for media companies is appropriate because it would be reflective of rates active participants in the media industry would utilize in valuing broadcast licenses and/or broadcast enterprises.

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Comment #7:
Form 10-K for the Year Ended December 31, 2008
L. Goodwill and Intangible Assets, pages 99-1-00
7.	We refer to your valuation of goodwill. Describe your basis for deriving the discount rate and why you believe it is appropriate. Explain your consideration of any market risk premiums. It appears that it only reflects your cost of equity based on your statement that it “reflects the volatility of your common stock and Class A common stock.”
Reply to Comment #7:
FASB 142 contemplates that the discount rate used to evaluate an overall enterprise may be greater than the discount rate used to evaluate broadcast licenses. Given the overall uncertainties within and the volatility of the respective credit and equity markets as of December 31, 2008, we believed it was appropriate to give further consideration to potential risk inherent in an overall enterprise. Accordingly, Gray increased the calculated discount rate by an additional 1% (100 basis points) as a risk adjustment given the inherent uncertainties in evaluating a businesses enterprise value.
The discount rate used to value our goodwill of 11.5% was based upon the after-tax rate determined using a weighted average cost of capital calculation for media companies. This calculation is a widely used method of determining a discount rate. In determining this rate, we considered estimates of the long-term mean market return, industry beta, corporate borrowing rate, average industry debt to capital ratio, average industry equity capital ratio, risk free rate and the tax rate. Accordingly, this is not reflective of simply the cost of equity. The weighted average cost of capital calculation produced an indicative rate approximating 10.5%.
We believe the discount rate we utilized is appropriate since it is fundamentally based on a weighted average cost of capital calculation for media companies and it would reflect the rates active participants in the media industry would utilize in valuing the enterprise value of a television station.

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COMMENT #8:
Form 10-K for the Year Ended December 31, 2008
L. Goodwill and Intangible Assets, pages 99-1-00
8.	We note that goodwill accounted for 13% of total assets as of December 31, 2008. We further note the events that you reference on page 99, more specifically, the decline in advertising revenues in general and the decline in operating profit margins at some of your stations. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information to supplement your current disclosures:
•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.
•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.
•	Since you utilize the discounted cash flow approach, we believe your disclosure should also address your estimates of future cash flows, as follows:
•	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates, For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
For further guidance, refer to Release No. 33-8350. “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Gray Television, Inc.	Page 13 of 19

Reply to Comment #8:
In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we propose to disclose additional information in Critical Accounting Policies in response to the Staff’s comment above. Please see our reply to comment #6 which contains our proposed composite enhanced disclosures to our critical accounting policies relating to our valuation and related impairment analysis of broadcast licenses and goodwill.
Respectfully, we do not believe disclosure of the individual carrying values of the goodwill for each reporting unit (i.e., a television market) is warranted in our filed reports. Such disclosure would involve listing 18 discreet carrying values and we believe this would not enhance the overall disclosure in any meaningful way.

Gray Television, Inc.	Page 14 of 19

COMMENT #9:
Form 10-K for the Year Ended December 31, 2008
E. Long-term Debt page 75
N. Subsequent Event — Long-term Debt Amendment page 102
9.	Please be advised that, unless you have determined the likelihood of non-compliance with these covenants and other maintenance tests or default is remote, you should revise to include actual ratios/actual amounts in addition to the minimum ratios/minimum amounts permitted under your debt obligations for such covenants and other maintenance tests. In addition, please revise to discuss the potential consequences of the restriction on your ability to incur additional ratio indebtedness resulting from not complying with or being able to amend debt covenants in the future. Please provide us with your proposed disclosures.
Reply to Comment #9:
     Unless we determine the likelihood of non-compliance with these covenants and other maintenance tests or default is remote, we propose to disclose additional information in response to the Staff’s comment above in our long-term debt footnote in future reports filed on Form 10-K and Form 10-Q. An example of this expanded disclosure follows below.
Example of enhanced disclosure to be included in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:
     Our senior credit facility requires us to maintain our leverage ratio, as defined in the agreement, below certain maximum amounts. As of December 31, 2008, our leverage ratio was 7.14 compared to the maximum allowed by the amended senior credit facility of 7.25. As of March 31, 2009, our leverage ratio was 7.48 compared to the maximum ratio allowed by the amended senior credit facility of 8.00. Prior to the amendment on March 31, 2009, the maximum total net leverage ratio allowed would have been 7.25. As of June 30, 2009, our leverage ratio was [X.XX] compared to the maximum ratio allowed by the amended senior credit facility of 8.25.
     In the future, if we are unable to maintain compliance with the leverage ratio covenant, we would use reasonable efforts to seek an amendment or waiver to our senior credit facility. However, in such circumstances, we could provide no assurances that any amendment or waiver would be obtained nor of its terms. In the future, if we are unable to obtain any required waivers or amendments, we would be in default under the senior credit facility and any such default could allow a majority of the lenders to demand an acceleration of the repayment of all outstanding amounts under our senior credit facility. Compliance with the leverage ratio covenant on or after March 31, 2010 will depend on the interrelationship of our ability to reduce outstanding debt and/or the results of our operations during the intervening future periods.

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Comment #10:
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K.
Compensation Discussion and Analysis, page 13
10.	In future filings, disclose how you arrived at and why you paid the particular levels of compensation, for each named executive officer. For example,
•	We note your disclosure regarding base salaries for 2008. Provide additional discussion about whether salaries have been increased from prior years and provide additional analysis of the factors considered by the Management Personnel Committee in increasing or decreasing compensation materially. See Item 402(b)(2)(ix) of Regulation S-K.

•	We note that certain of your named executive officers received a grant of stock options in 2008. However, you do not provide sufficient disclosure analyzing the reason why the Management Personnel Committee chose to make the particular awards.
These are just examples. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.
Reply to Comment #10:
In future proxy statement filings, we will expand our disclosure of how and why named executive officer compensation levels were determined. This expanded disclosure would include, but not be limited to, if salary levels had increased or decreased from the prior year and additional analysis of the factors considered by the Management Personnel Committee in determining salaries and incentive stock compensation awards of the named executive officers.

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Comment #11:
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K.
Base Salary, page 15
11.	We note that the base salary and other compensation for Mr. Prather is substantially higher than the base salaries and other compensation of your other named executive officers. In future filings provide additional disclosure and analysis regarding Mr. Prather’s compensation and the factors considered by the Management Personnel Committee in setting his salary and other compensation at a higher level than your other named executive officers.
Reply to Comment #11:
Consistent with our reply to comment #10 above, in future proxy statement filings we will expand its disclosure and analysis of the factors considered by the Management Personnel Committee in determining the compensation of Gray’s Chief Operating Officer and President.

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Comment #12:
Form 10-Q for the quarterly period ended March 31, 2009
12.	We note your decrease in revenues, increase in loss before income taxes, and cash used in operating activities for the most recent quarter. Please tell us whether any of these were considered triggering events that would cause you to perform an interim impairment test of your goodwill or broadcast licenses. If not, tell us why not. Also, tell us if you revised your forecasts/projections in anticipation of a sustained negative trend.
Reply to Comment #12:
For the quarter ended March 31, 2009, we considered if our reported loss in revenues, increase in our loss before income taxes and cash used in operating activities could be triggering events for an interim impairment test of our goodwill and/or broadcast licenses. Our impairment analysis as of December 31, 2008 assumed significant declines in overall market revenues and in particular our operating results for 2009 due to the general economic recession. Our impairment analysis also assumed that general economic conditions would not begin to improve until 2010. For the quarter ended March 31, 2009, our actual operating results were generally consistent with the 2009 forecast incorporated into the December 31, 2008 impairment analysis. Accordingly, we determined there were no triggering events in the quarter ended March 31, 2009 that required an interim impairment test of our goodwill and/or broadcast licenses.
To date, we believe that our forecasts that were prepared in conjunction with the impairment analysis as of December 31, 2008 remain reasonable and have not required a revision. We note that while the general economic conditions continue to make for a difficult operating environment, the overall economic environment is somewhat improved since December 31, 2008.

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At the specific request of the Staff, we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments related to this response, please contact me by telephone at (404) 504-9828, fax (404) 261-9607 or email at jim.ryan@gray.tv
Very truly yours,
Gray Television, Inc.

By:	/s/ James C. Ryan James C. Ryan Sr. Vice President and Chief Financial Officer

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